As filed with the Securities and Exchange Commission on September 30, 2016
Securities and Exchange Commission
Washington, D.C.  20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Cnova N.V.
(Name of Subject Company)

Casino, Guichard-Perrachon
(Name of Filing Persons)

Ordinary Shares, Par Value €0.05 Per Share
(Title of Class of Securities)

N20947102
(CUSIP Number of Class of Securities)

1 Esplanade de France, BP 306
42008 Saint-Etienne Cedex 2 – France
(Address of Principal Executive Office)

Telephone Number, Including Area Code:  +33 4 77 45 31 31
Pascal Rivet
Casino, Guichard-Perrachon
1 Esplanade de France, BP 306
42008 Saint-Etienne Cedex 2 – France
(Name and Address of Agent for Service)

Copy to:
Adam O. Emmerich, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY  10019
(212) 403-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

Calculation of Filing Fee
Transaction Valuation	Amount of Filing Fee*
Not Applicable	Not Applicable

*	No filing fee is required because this filing contains only preliminary communications made before the commencement of a tender offer
☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  N/A Filing Party:  N/A
Form or Registration No.:  N/A Date Filed:  N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☒	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This filing relates solely to preliminary communications made before the commencement of a potential tender offer by Casino, Guichard-Perrachon ("Purchaser") for all of the outstanding ordinary shares, par value €0.05 per share of Cnova N.V. (the "Company").

On September 30, 2016, Purchaser, the Company, Via Varejo S.A. and Companhia Brasileira de Distribuição filed an amendment to the Transaction Statement on Schedule 13E-3 initially filed on August 23, 2016 ("Amendment No. 4").  Amendment No. 4 included, among other things, a definitive shareholders' circular and a definitive supplemental information statement containing information related to the potential offer.

The exhibit attached to this filing contains additional information about the potential offer.

THIS COMMUNICATION AND THE EXHIBIT ATTACHED HERETO ARE NEITHER AN OFFER TO PURCHASE NOR SOLICITATION OF AN OFFER TO SELL SECURITIES.  INVESTORS ARE ADVISED TO READ PURCHASER'S TENDER OFFER STATEMENT IF AND WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION.

The potential tender offer for the Company's outstanding ordinary shares described in the exhibit to this filing has not commenced and may never commence.  If and when the offer is commenced, Purchaser will file a tender offer statement on Schedule TO with the U.S. Securities and Exchange Commission (the "SEC"), and the Company will timely file a solicitation/recommendation statement on Schedule 14D-9, with respect to the offer.  Purchaser and the Company intend to mail these documents to the shareholders of the Company.  Any tender offer statement (including any offer to purchase, any related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to any tender offer.  Those materials, as amended from time to time, will be made available to the Company's shareholders at no expense to them at www.cnova.com.  In addition, any tender offer materials and other documents that Purchaser may file with the SEC will be made available to all shareholders of the Company free of charge at www.groupe-casino.fr.  All of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC's website:  www.sec.gov.  Documents may also be obtained from the Company upon written request to the Investor Relations Department, WTC Schiphol Airport, Tower D, 7th Floor, Schiphol Boulevard 273, 1118 BH Schiphol, The Netherlands, telephone number +31 20 795 06 71.

Items 1-11.  Not Applicable

Item 12.  Exhibits.

99.1
Amendment No. 4 to Transaction Statement on Schedule 13E-3 (filed by Cnova N.V., Casino, Guichard-Perrachon, Via Varejo S.A. and Companhia Brasileira de Distribuição on September 30, 2016 and incorporated herein by reference)

Item 13.  Information Required by Schedule 13E-3.

        Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CASINO, GUICHARD-PERRACHON

By:	/s/ Jean-Charles Naouri
Name: Jean-Charles Naouri
Title: Chairman and Chief Executive Officer

Dated:  September 30, 2016